RELIANCE Communications
Anil Dhirubhai Ambani Group



Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

7th June, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have sent a Media Release dated 6th June, 2010 in the matter of approval of in-principle induction of strategic/ private equity investors for an upto 26% equity stake at an appropriate premium to the prevailing market price of the Company.

Copy of the aforesaid Media Release is enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**



Hasit Shukla
President and Company Secretary

Encl: As Above



RELIANCE Communications
Anil Dhirubhai Ambani Group

Media Release

Mumbai: June 6, 2010: The Board of Directors of Reliance Communications Limited has approved in-principle the induction of strategic / private equity investors into the Company for an upto 26% equity stake at an appropriate premium to the prevailing market price, and also to examine and pursue other appropriate strategic combination / consolidation opportunities.

About Reliance Communications :

Reliance Communications Limited founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a net worth in excess of Rs. 64,000 crore (US$ 13.6 billion), cash flows of Rs. 13,000 crore (US$ 2.8 billion), net profit of Rs. 8,400 crore (US$ 1.8 billion).

Reliance Communications is India's foremost and truly integrated telecommunications service provider. The Company, with a customer base of 109 million including over 2.5 million individual overseas retail customers, ranks among the Top 4 Telecom companies in the world by number of customers in a single country. Reliance Communications corporate clientele includes 2,100 Indian and multinational corporations, and over 800 global, regional and domestic carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire communications value chain, covering over 24,000 towns and 600,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 190,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.


Reliance Communications Limited